Exhibit 99(b)

Energy Future Holdings Corp.

Adjusted EBITDA Reconciliation

	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Twelve Months Ended September 30, 2010	Twelve Months Ended September 30, 2009
Net income (loss) attributable to EFH Corp.	$(2,973)	$207	$(2,836)	$(8,648)
Income tax expense	336	254	449	245
Interest expense and related charges	3,092	2,136	3,868	4,566
Depreciation and amortization	1,043	1,286	1,511	1,679

EBITDA	$1,498	$3,883	$2,992	$(2,158)

Oncor EBITDA	—	(1,043)	(311)	(488)
Oncor Holdings distributions/dividends (a)	141	117	239	1,487
Interest income	(9)	(30)	(24)	(35)
Amortization of nuclear fuel	102	73	130	95
Purchase accounting adjustments (b)	159	257	241	392
Impairment of goodwill	4,100	90	4,100	8,090
Impairment of assets and inventory write down (c)	3	5	40	715
Net gain on debt exchange offers	(1,166)	—	(1,253)	—
Net income (loss) attributable to noncontrolling interests	—	54	9	(106)
Equity in earnings of unconsolidated subsidiary	(240)	—	(240)	—
EBITDA amount attributable to consolidated unrestricted subsidiaries	—	3	1	3
Unrealized net gain resulting from hedging transactions	(1,615)	(713)	(2,127)	(3,263)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	(19)	(7)	(22)	(7)
Losses on sale of receivables	—	9	3	17
Noncash compensation expenses (d)	13	9	15	11
Severance expense (e)	3	9	4	10
Transition and business optimization costs (f)	(2)	22	1	29
Transaction and merger expenses (g)	37	65	53	84
Insurance settlement proceeds (h)	—	—	—	(21)
Restructuring and other (i)	(1)	(10)	(4)	(6)
Expenses incurred to upgrade or expand a generation station (j)	100	100	100	100

Adjusted EBITDA per Incurrence Covenant	$3,104	$2,893	$3,947	$4,949
Add back Oncor Adjusted EBITDA (reduced by Oncor distributions/dividends)	1,053	926	1,248	(148)

Adjusted EBITDA per Restricted Payments Covenant	$4,157	$3,819	$5,195	$4,801

(a)	Twelve months ended September 30, 2009 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests in November 2008.
(b)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(c)	Impairment of assets includes impairment of trade name intangible asset, impairments of land and the natural gas-fueled generation fleet and charges related to the cancelled development of coal-fueled generation facilities.
(d)	Noncash compensation expenses are accounted for under accounting standards related to stock compensation and exclude capitalized amounts.
(e)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(f)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(g)	Transaction and merger expenses include costs related to the Merger and abandoned strategic transactions, outsourcing transition costs, administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor Group management fee, costs related to certain growth initiatives and costs related to the Oncor sale of noncontrolling interests.
(h)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(i)	Restructuring and other for twelve months ended September 30, 2010 includes restructuring and nonrecurring activities and for the twelve months ended September 30, 2009 primarily represents reversal of certain liabilities accrued in purchase accounting and recorded as other income, partially offset by restructuring initiatives and nonrecurring activities.
(j)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.